Exhibit 23.3

Davis Commodities Limited

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

27 September 2024

Dear Sir/Madam,

We consent to the references to our firm in connection with the registration statement of Davis Commodities Limited (the "Company") on Form F-3, including all amendments or supplements thereto (the "Registration Statement"), filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on 27 September 2024 under the Securities Act of 1933, as amended. We also consent to the filing with the SEC of this consent letter as an exhibit to the Registration Statement.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Yours faithfully,

/s/ Rajah & Tann Singapore LLP

Rajah & Tann Singapore LLP